

June 11, 2018

Amro Albanna
Chief Executive Officer
ADiTx Therapeutics, Inc.
11161 Anderson St., Suite 105-10014
Loma Linda, CA 92354

> **Re: ADiTx Therapeutics, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed on May 25, 2018**
> **File No. 024-10825**

Dear Mr. Albanna:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2018 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.   We note that Article 9 of your Amended and Restated Certificate of Incorporation includes an exclusive forum provision. Please include disclosure in your offering statement, under "Securities Being Offered," at page 46, about the provision, its scope, its enforceability and its potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and

its officers and directors.

2. We note your disclosure throughout the offering statement that the minimum offering amount is "$6,000,000 of Units, or such greater amount of Units required for approval of [your] securities to commence trading on the NASDAQ Capital Market." Please revise throughout to remove references to the greater amount that may be required to receive Nasdaq approval and set a specific numeric amount for the minimum offering, or advise. Also, please advise how you plan to comply with Rules 10b-9 and 15c2-4 if you do not include a specific minimum offering amount.

3. Please refer to Exhibit 12.1. Please remove the first sentence in the last paragraph on page 1 of the opinion, as it appears to be an assumption regarding whether the shares are legally issued, or advise.

Cover Page

4. We note your disclosure that "[t]he minimum investment is $600 (100 Units), however the Company reserves the right to accept investments for less than $600" and your reference to the Securities Being Offered section on page 46. We also note that there is no additional information about this minimum investment on page 46 or in any other section of the offering statement. Please revise to explain what criteria, if any, you will use to determine whether to accept investments in the amount of less than $600.

Exhibits

5. Please file the executed copy of the Escrow Deposit Agreement,Exhibit 6.4, prior to qualification.

6. Please have counsel revise Exhibit 12.1 to also address the legality of the warrants and units. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19, available on our website www.sec.gov.

7. We note the test the waters materials filed as exhibit 13.1. We also note that those materials indicate that a comprehensive list of the patent portfolio is available upon request. Please advise if, or how, that list differs from exhibit A, Patent Rights, in Exhibit 6.1, Patent and Technology License Agreement. If that is not the same information as you are requesting confidential treatment for, please provide us with the materials that you indicate are available upon request, as referenced in the test the waters materials. Also, please advise if the materials available upon request have been requested, and already given to potential investors.

You may contact Abe Friedman at (202) 551-8298 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any otherquestions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: Richard Friedman